SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
==============================================================================
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                      CHINA YUCHAI INTERNATIONAL LIMITED
                               (Name of Issuer)

                    Common Stock, Par Value $.10 Per Share
                        (Title of Class of Securities)

                                  G210821050
                                (CUSIP Number)

                                Mr. Philip Ting
                            Chief Financial Officer
                             Hong Leong Asia Ltd.
                                16 Raffles Quay
                          #26-00 Hong Leong Building
                               Singapore 048581
                                  65-62208411
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:
                             Richard A. Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                 July 9, 2002
            (Date of Event which Requires Filing of this Statement)
==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Diesel Machinery (BVI) Limited

(2)  Check the Appropriate Box if a member of a Group

     (a)      [ ]

     (b)      [ ]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                    0 shares

(8)  Shared Voting Power                                  0 shares

(9)  Sole Dispositive Power                               0 shares

(10) Shared Dispositive Power                    0 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                    0 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)   0%

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Lydale Pte Ltd

(2)  Check the Appropriate Box if a member of a Group

     (a)      [ ]

     (b)      [ ]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                           2,140,900 shares

(8)  Shared Voting Power                         0 shares

(9)  Sole Dispositive Power                      2,140,900 shares

(10) Shared Dispositive Power                    0 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                    2,140,900 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)   6.1%

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Flite Technology Industries Ptd Ltd

(2)  Check the Appropriate Box if a member of a Group

     (a)      [ ]

     (b)      [ ]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                               74,026 shares

(8)  Shared Voting Power                                  0 shares

(9)  Sole Dispositive Power                          74,026 shares

(10) Shared Dispositive Power                             0 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                        74,026 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)   0.2%

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Hong Leong (China) Limited

(2)  Check the Appropriate Box if a member of a Group

     (a)      [ ]

     (b)      [ ]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                              194,805 shares

(8)  Shared Voting Power                                  0 shares

(9)  Sole Dispositive Power                         194,805 shares

(10) Shared Dispositive Power                             0 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                       194,805 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)   0.6%

(14) Type of Reporting Person (See Instructions)

     CO

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     HL Technology Systems Pte Ltd

(2)  Check the Appropriate Box if a member of a Group

     (a)      [ ]

     (b)      [ ]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                            7,831,169 shares

(8)  Shared Voting Power                                  0 shares

(9)  Sole Dispositive Power                       7,831,169 shares

(10) Shared Dispositive Power                             0 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                     7,831,169 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)   22.2%*

(14) Type of Reporting Person (See Instructions)

     CO
----------------------------

     * In addition to the 7,831,169 shares of common stock of China Yuchai International Limited ("CYI") beneficially owned by it, HL Technology Systems Pte Ltd, after giving effect to the transactions described in this Statement, also holds a special share of CYI described in Item 6. As discussed in Item 6, the special share entitles the holder thereof to select a majority of CYI's board of directors

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Hong Leong Asia Ltd.

(2)  Check the Appropriate Box if a member of a Group

     (a)      [ ]

     (b)      [ ]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)  Citizenship or Place of Organization

     Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                           10,240,900 shares

(8)  Shared Voting Power                                  0 shares

(9)  Sole Dispositive Power                      10,240,900 shares

(10) Shared Dispositive Power                             0 shares

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                    10,240,900 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)   29.0%*

(14) Type of Reporting Person (See Instructions)

     CO
----------------------------

     * In addition to the 10,240,900 shares of common stock of CYI beneficially owned by it, Hong Leong Asia Ltd. also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6, the special share entitles the holder thereof to select a majority of CYI's board of directors.

Introductory Note

     On May 17, 2002 and June 10, 2002, the shareholders of DML (as defined below) took or agreed to take a series of actions affecting the beneficial ownership of shares of Common Stock (as defined below) of CYI (as defined below) and the Special Share of CYI described in Item 6 by DML and its shareholders and other matters related to CYI. These actions have resulted or will result in the following actions:

     (1) the June 17, 2002 transfer by DML of 7,300,000 shares of Common Stock to Coomber Investments Limited, a British Virgin Islands company ("Coomber"), in exchange for an equal number of shares of redeemable common stock of DML;

     (2) the July 9, 2002 transfer by DML of 8,100,000 shares of Common Stock in exchange for an equal number of shares of redeemable common stock of DML to subsidiaries of HLA (as defined below);

     (3) the transfer by DML of the Special Share described in Item 6 to HLT (as defined below); and

     (4)  the dissolution of DML.

     The statement on Schedule 13D filed on June 19, 1995 by Hong Leong Asia Ltd., as subsequently amended by Amendment No. 1 thereto filed on February 17, 1998, is hereby amended and restated in its entirety as set forth herein.

     The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents which are filed as exhibits hereto and incorporated herein by reference.

ITEM 1.  Security and Issuer.

     This Statement relates to the common stock, par value US$0.10 per share (the "Common Stock"), of China Yuchai International Limited, a Bermuda corporation ("CYI"). The address of CYI's principal executive office is 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581.

ITEM 2.  Identity and Background.

     (a), (b), (c) and (f) This Statement is being filed by Diesel Machinery
(BVI) Limited, a British Virgin Islands company ("DML"), Lydale Pte Ltd, a Singapore company ("LPL"), Flite Technology Industries Pte Ltd, a Singapore company ("FTI"), Hong Leong (China) Limited, a Singapore company ("HLC"), HL Technology Systems Pte Ltd, a Singapore company ("HLT"), and Hong Leong Asia Ltd., a Singapore company ("HLA") (DML, LPL, FTI, HLC, HLT and HLA being hereinafter collectively referred to as the "Reporting Persons").

     The address of DML's principal business and principal office is 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581. LPL, FTI, HLC, HLT and HLA each has its principal business and principal office at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581. Each of DML, LPL, FTI and HLT is an investment holding company. Each of HLC and HLA is a diversified company that owns companies engaged in a variety of businesses including consumer appliances, automotive diesel engines, packaging and container products and trading businesses. HLA's business includes trading of cement, steel and building materials.

     Of the 10,240,900 shares of Common Stock covered by this Statement, 2,140,900 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT. After giving effect to the Coomber Redemption and the HLA Redemption, HLT also holds the Special Share described in Item 6. Each of HLT and FTI is a wholly owned subsidiary of HLC which, in turn, is a subsidiary of HLA. LPL and HLC are subsidiaries of HLA. After giving effect to the transfer by DML of 7,300,000 shares of Common Stock to Coomber (the "Coomber Redemption") in exchange for an equal number of shares of redeemable common stock of DML and the transfer by DML of (a) 8,100,000 shares of Common Stock to subsidiaries of HLA (the "HLA Redemption") in exchange for an equal number of shares of redeemable common stock of DML and (b) the Special Share described in Item 6, DML holds no Common Stock. HLA is an indirect subsidiary of Hong Leong Investment Holdings Pte. Ltd., a Singapore Company ("HLIH"). HLIH, in turn, is controlled by certain members of the Kwek family of Singapore and Malaysia. Certain Kwek family members own 51.0% of the capital stock of HLIH directly, and the remaining 49.0% of the capital stock of HLIH is owned by Kwek Holdings Pte Ltd, a Singapore company that is owned and controlled by certain Kwek family members. HLIH, which is the primary holding company of the Kwek family, owns interests in a wide variety of companies, including companies engaged in real estate development, hotel ownership and management, industrial and consumer finance, trading and manufacturing and information technology services.

     Set forth on Schedules I and II is the information required by General Instruction C to Schedule 13D, which schedules are incorporated herein by reference.

     (d) and (e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of them, any of the persons listed on Schedules I or II with respect to such Reporting Person has been:

     (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

     (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Of the 10,240,900 shares of Common Stock covered by this Statement, 2,140,900 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT. On June 9, 1995, HLA completed a series of transactions pursuant to separate purchase agreements pursuant to which it acquired an aggregate of 1,115,000 shares of Common Stock from various shareholders and acquired an additional aggregate of 1,025,900 shares of Common Stock in the open market during the period from January 1, 2002 to July 11, 2002. All such shares were acquired with internally generated funds. The 8,100,000 shares of Common Stock owned of record by HLT, HLC and FTI were acquired from DML on July 9, 2002 pursuant to the HLA Redemption. Such shares were originally acquired by HLA and its subsidiaries with internally generated funds and contributed to DML in exchange for an equal number of shares of redeemable common stock of DML.

ITEM 4.  Purpose of the Transaction

     Of the 10,240,900 shares of Common Stock covered by this Statement, 2,140,900 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT. After giving effect to the Coomber Redemption and the HLA Redemption, HLT also holds the Special Share described in Item 6. All shares of Common Stock beneficially owned by HLA are held by HLA for investment purposes. Pursuant to arrangements described in Item 6, HLA controls CYI and participates in the management of CYI and CYI's majority-owned subsidiary, Guangxi Yuchai Machinery Company Limited, a Sino-foreign joint stock company ("Yuchai"). HLA intends continuously to review all aspects of its investment in CYI, including CYI's business, operations, financial results and condition and prospects, the market price of the Common Stock, conditions in the securities market generally, and general economic and industry conditions. Based on the continuing review of these and other relevant factors, HLA may (i) acquire additional shares of Common Stock,
(ii) dispose of any or all of the shares of Common Stock it currently holds, or (iii) otherwise change its intention with respect to any or all of the matters referred to in this Item 4.

     Except as set forth in this Statement, none of the Reporting Persons nor, to the knowledge of each of them, any of the persons listed on Schedules I or II with respect to such Reporting Person has any other present plans or proposals which would result in or relate to:

     (a) the acquisition by any person of additional securities of CYI, or the disposition of securities of CYI;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CYI or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of CYI or any of its subsidiaries;

     (d) any change in the present board of directors or management of CYI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of CYI;

     (f) any other material change in CYI's business or corporate structure;

     (g) changes in CYI's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of CYI by any person;

     (h) causing a class of securities of CYI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of CYI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer

     (a) and (b) As of the date hereof, LPL owns of record 2,140,900 shares of Common Stock, FTI owns of record 74,026 shares of Common Stock, HLC owns of record 194,805 shares of Common Stock, HLT owns of record 7,831,169 shares of Common Stock and DML no longer owns of record any shares of Common Stock. After giving effect to the Coomber Redemption and the HLA Redemption, HLT also holds the Special Share described in Item 6. The 10,240,900 shares of Common Stock owned by the Reporting Persons represent approximately 29.0% of the 35,340,000 outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock reported in CYI's 2001 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 25, 2002.

     Shares held of record by DML. Prior to the Coomber Redemption and HLA Redemption, DML held 8,100,000 shares of Common Stock contributed by HLA's subsidiaries and 7,300,000 shares of Common Stock contributed by Coomber, and each of HLA's subsidiaries and Coomber owned shares of redeemable common stock of DML in an amount corresponding to the percentage of DML's total ownership of Common Stock contributed by the said parties. Pursuant to the Coomber Redemption, DML transferred 7,300,000 shares of Common Stock to Coomber in exchange for an equal number of shares of redeemable common stock of DML. Pursuant to the HLA Redemption, DML (a) transferred 8,100,000 shares of Common Stock to FTI, HLC and HLT in exchange for an equal number of shares of redeemable common stock of DML and (b) is transferring the Special Share described in Item 6 to HLT. After the Coomber Redemption and HLA Redemption have been given effect, DML no longer has voting or dispositive power over any shares of Common Stock.

     Shares held of record by LPL. LPL (and HLA by virtue of its ownership of LPL) has sole voting and dispositive power over the 2,140,900 shares of Common Stock owned by LPL.

     Shares held of record by FTI. After the HLA Redemption, FTI (and HLA by virtue of its ownership of FTI through HLC) has sole voting and dispositive power over the 74,026 shares of Common Stock owned by FTI.

     Shares held of record by HLC. After the HLA Redemption, HLC (and HLA by virtue of its ownership of HLC) has sole voting and dispositive power over the 194,805 shares of Common Stock owned by HLC.

     Shares held of record by HLT. After the HLA Redemption, HLT (and HLA by virtue of its ownership of HLT through HLC) has sole voting and dispositive power over the 7,831,169 shares of Common Stock owned by HLT and the Special Share described in Item 6.

     HLIH, by virtue of its deemed interest in HLA, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Persons, although HLIH disclaims beneficial ownership of such shares.

     (c) On June 17, 2002, DML transferred 7,300,000 shares of Common Stock to Coomber in exchange for an equal number of shares of redeemable common stock of DML. On July 9, 2002, DML transferred 8,100,000 shares of Common Stock to FTI, HLC and HLT in exchange for an equal number of shares of redeemable common stock of DML. During the period from January 1, 2002 to July 11, 2002, LPL aquired 1,025,900 shares of Common Stock in the open market.

     Except for the transactions described above, none of the Reporting Persons nor, to any of such Reporting Persons' knowledge, any of the persons listed on Schedules I or II has effected any transaction in shares of Common Stock during the past 60 days.

     (d) Not applicable.

     (e) On July 9, 2002, DML ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

     HLA, DML, Coomber, China Everbright Holdings Company Limited ("EB Holdings"), The Cathay Investment Fund Limited ("Cathay"), GS Capital Partners L.P. ("GSCP"), the owners of the shares formerly held by Sun Yuan Overseas
(BVI) Limited (the "Sun Yuan Shareholders") and CYI have entered into a Shareholders Agreement (the "CYI Shareholders Agreement") relating to CYI, under which such shareholders have agreed, among other things, to vote their shares of Common Stock to elect a board of directors with a specified composition. Pursuant to the CYI Shareholders Agreement, a special share of CYI, par value US$0.10 per share (the "Special Share"), was issued to DML. The Special Share entitles the holder thereof to select a majority of CYI's board of directors, so long as either (i) DML holds the Special Share and is controlled by HLA and/or EB Holdings (and their respective affiliates) or (ii) HLA or EB Holdings (or their respective affiliates) holds the Special Share and owns a specified minimum number of shares of CYI. After giving effect to the Coomber Redemption and the HLA Redemption, HLA (through HLT) controls the Special Share.

     HLA, EB Holdings and DML are parties to a Subscription and Shareholders Agreement (the "DML Shareholders Agreement") dated as of November 9, 1994 relating to the shares of Common Stock and the Special Share held by DML. On January 21, 2002, HLA and EB Holdings entered into a Supplemental Subscription and Shareholders Agreement. On May 17, 2002, HLA and EB Holdings entered into a Second Supplemental Subscription and Shareholders Agreement, and EB Holdings and Coomber delivered a notice to DML, FTI, HLC, HLT and HLA requesting the Coomber Redemption. Pursuant to the terms of the CYI Shareholders Agreement and the DML Shareholders Agreement (as supplemented), these actions have resulted or will result in:

     (1) the transfer on June 17, 2002 by DML of 7,300,000 shares of Common Stock to Coomber in exchange for an equal number of shares of redeemable common stock of DML;

     (2) the transfer on July 9, 2002 by DML of 8,100,000 shares of Common Stock to subsidiaries of HLA in exchange for an equal number of shares of redeemable common stock of DML;

     (3)  the transfer by DML of the Special Share to HLT; and

     (4)  the dissolution of DML.

     Following the dissolution of DML, HLA, EB Holdings and Coomber will continue to have the CYI board of directors designation rights set forth in the CYI Shareholders Agreement.

     Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), CYI has granted two "demand" registration rights to each of HLA, Coomber, Cathay, GSCP and the Sun Yuan Shareholders requiring CYI, subject to certain conditions, to use its best efforts to prepare and file a registration statement on behalf of such shareholder under the Securities Act of 1933, as amended, and to use its best efforts to qualify the shares of Common Stock for offer and sale under any applicable U.S. state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by CYI, and CYI and CYI's majority-owned subsidiary, Guangxi Yuchai Machinery Company Limited, a Sino foreign joint stock company of the People's Republic of China, will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain "piggyback" registration rights entitling each shareholder to sell Common Stock in any registered offerings of equity securities of CYI, for the account of CYI or on behalf of its security holders.

     Except as described in this Statement and in the documents referred to above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of each of them, any of the persons listed on Schedule I or II with respect to such Reporting Person with respect to any of the securities of CYI, including, but not limited to, the transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits

     1. Amended and Restated Shareholders Agreement dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd. and China Yuchai International Limited.

     2. Subscription and Shareholders Agreement dated as of November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd. and China Everbright Holdings Company Limited.

     3. Letter Agreement dated December 9, 1994, among Coomber Investments Limited, Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd. and China Everbright Holdings Company Limited.

     4. Letter Agreement dated January 1995, among China Everbright International Limited, Hong Leong Asia Ltd., China Everbright Holdings Company Limited, The Cathay Investment Fund, Limited, GS Capital Partners L.P., owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd., China Yuchai International Limited and Diesel Machinery (BVI) Limited.

     5. Amended and Restated Registration Rights Agreement of China Yuchai International Limited dated as of November 9, 1994, among The

Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd., China Yuchai International Limited and Guangxi Yuchai Machinery Company Limited.

     6. Lockup Agreement dated December 12, 1994, among Bear, Stearns & Co. Inc., PaineWebber Incorporated, Bear, Stearns International Limited, PaineWebber International (U.K.) Ltd. and Diesel Machinery (BVI) Limited.

     7. Lockup Agreement dated December 12, 1994, among Bear, Stearns & Co. Inc., PaineWebber Incorporated, Bear, Stearns International Limited, PaineWebber International (U.K.) Ltd. and Hong Leong Asia Ltd.

     8. Instrument of Transfer dated November 21, 1997 between Flite Technology Industries Pte Ltd and Hong Leong Asia Ltd.

     9. Instrument of Transfer dated November 21, 1997 between Hong Leong International (Hong Kong) Limited and Hong Leong Asia Ltd.

     10. Instrument of Transfer dated November 21, 1997 between HL Technology Systems Pte Ltd and Hong Leong Asia Ltd.

     11. Assignment and Deed of Adherence dated November, 1997 among Hong Leong Asia Ltd., Flite Technology Industries Pte Ltd, Hong Leong International (Hong Kong) Limited, HL Technology Systems Pte Ltd and Hong Leong Corporation Limited.

     12. Supplemental Subscription and Shareholders Agreement dated January 21, 2002 between China Everbright Holdings Company Limited and Hong Leong Asia Ltd.

     13. Second Supplemental Subscription and Shareholders Agreement dated May 17, 2002 between China Everbright Holdings Company Limited and Hong Leong Asia Ltd.

                                                SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 19, 2002


                                   HONG LEONG ASIA LTD.


                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director and Chief Executive
                                              Officer


                                   HL TECHNOLOGY SYSTEMS PTE LTD


                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director


                                   HONG LEONG (CHINA) LIMITED



                                   By: /s/ Kwek Leng Peck
                                       ---------------------------
                                       Name:  Kwek Leng Peck
                                       Title: Director


                                   FLITE TECHNOLOGY INDUSTRIES PTE LTD



                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director

                                   LYDALE PTE LTD



                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director


                                   DIESEL MACHINERY (BVI) LIMITED



                                   By: /s/ Kwek Leng Peck
                                       ---------------------------
                                       Name:  Kwek Leng Peck
                                       Title: Director

                                                                    SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                       OF DIESEL MACHINERY (BVI) LIMITED


                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors

Kwek Leng Peck        16 Raffles Quay           Company Director    Singapore
                      #26-00 Hong Leong
                      Building
                      Singapore 048581

Wong Hong Ren         9 Raffles Place #61-00    Company Director    Singapore
                      Republic Plaza
                      Singapore 048619

Yang Bin              48/F Far East Finance     Company Director    China
                         Center
                      16 Harcourt Road
                      Hong Kong

Yang Yongsheng        48/F Far East Finance     Company Director    China
                         Center
                      16 Harcourt Road
                      Hong Kong

Executive Officers

Codan Managements     Romasco Place             Secretary           Not
(BVI) Limited         Wickhams Cay 1                                Applicable
                      P.O. Box 3140
                      Road Town
                      Tortola, British Virgin
                         Islands

                       DIRECTORS AND EXECUTIVE OFFICERS
                               OF LYDALE PTE LTD


                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors


Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                         Hong Leong
                      Building
                      Singapore 048581

Wrixon Frank Gasteen  16 Raffles Quay #26-00    Chief Executive     Australia
                      Hong Leong Building       Officer
                      Singapore 048581


Executive Officers

Nil

                            DIRECTORS AND EXECUTIVE
                OFFICERS OF FLITE TECHNOLOGY INDUSTRIES PTE LTD


                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Philip Ting Sii Tien  16 Raffles Quay #26-00    Chief Financial     Malaysia/
                      Hong Leong Building       Officer             Singapore
                      Singapore 048581                              Permanent
                                                                     Resident

Executive Officers

Nil

                                                                           I-4
                            DIRECTORS AND EXECUTIVE
                    OFFICERS OF HONG LEONG (CHINA) LIMITED


                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors

Kwek Leng Beng        9 Raffles Place #61-00    Company Director    Singapore
                      Republic Plaza
                      Singapore 048619

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Tan I Tong            16 Raffles Quay #01-05    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Kwek Leng Joo         9 Raffles Place #36-00    Company Director    Singapore
                      Republic Plaza
                      Singapore 048619

Kwek Leng Kee         16 Raffles Quay #25-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Kwek Leng Keow        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Executive Officers

Nil

                            DIRECTORS AND EXECUTIVE
                   OFFICERS OF HL TECHNOLOGY SYSTEMS PTE LTD



                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581

Philip Ting Sii Tien  16 Raffles Quay #26-00    Chief Financial     Malaysia/
                      Hong Leong Building       Officer             Singapore
                      Singapore 048581                              Permanent
                                                                     Resident

Executive Officers

Nil

                       DIRECTORS AND EXECUTIVE OFFICERS
                            OF HONG LEONG ASIA LTD.



                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors

Kwek Leng Beng        9 Raffles Place #61-00    Company Director/   Singapore
                      Republic Plaza            Chairman
                      Singapore 048619


Wrixon Frank Gasteen  16 Raffles Quay #26-00    Chief Executive     Australia
                      Hong Leong Building       Officer
                      Singapore 048581


Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581


Tan I Tong            16 Raffles Quay #01-05    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581


Robin Ian Rawlings    16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building                           Permanent
                      Singapore 048581                                Resident


Qiang Chang Sun       12/F St. George's         Managing            China
                        Building                Director, E.M.
                      2 Ice House Street        Warburg, Pincus &
                      Hong Kong                 Co., LLC


Ernest Colin Lee      9 Gleneagle Street        Consultant          Australia
                      Kenmore Qld 4069,
                      Australia


Executive Officers

Philip Ting           16 Raffles Quay #26-00    Chief Financial     Malaysia/
Sii Tien              Hong Leong Building       Officer             Singapore
                      Singapore 048581                              Permanent
                                                                      Resident

Controlling Persons

Hong Leong Investment 16 Raffles Quay #26-00    Not Applicable   Not Applicable
  Holdings            Hong Leong Building
Pte. Ltd              Singapore 048581

                                                                   SCHEDULE II
                            CONTROLLING PERSONS AND
                       DIRECTORS AND EXECUTIVE OFFICERS
                  OF HONG LEONG INVESTMENT HOLDINGS PTE. LTD.


                                                Principal
Name                  Business Address          Occupation          Citizenship

Directors

Kwek Leng Beng        9 Raffles Place #61-00    Company             Singapore
                        Republic Plaza          Director/
                      Singapore 048619          Executive
                                                Chairman

Tan Sri Quek
   Leng Chan          Level 10, Wisma Hong      Company Director    Malaysia
                        Leong
                      18 Jalan Perak
                      50450 Kuala Lumpur
                      Malaysia

Kwek Leng Joo         9 Raffles Place #36-00    Company Director    Singapore
                      Republic Plaza
                      Singapore 048619

Kwek Leng Kee         16 Raffles Quay #25-00    Company Director    Singapore
                        Hong Leong
                      Building
                      Singapore 048581


Kwek Leng Peck        16 Raffles Quay #26-00    Company Director    Singapore
                        Hong Leong
                      Building
                      Singapore 048581

Quek Leng Chye        16 Raffles Quay #25-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581


Kwek Leng Keow        16 Raffles Quay #26-00    Company Director    Singapore
                      Hong Leong Building
                      Singapore 048581


Quek Bee Heong        16 Raffles Quay #14-01    Advocate &          Singapore
                        Hong Leong              Solicitor
                      Building
                      Singapore 048581

Kwek Geok Luan        c/o 9 Raffles Place       Company Director    Singapore
                        #61-00
                      Republic Plaza
                      Singapore 048619

Kwek Lay Har          16 Raffles Quay #26-00    Company Director    Singapore
(Alternate Director     Hong Leong
to Kwek Lend Keow)    Building
                      Singapore 048581

Executive Officers

Patricia Yeo          9 Raffles Place #61-00    Group Financial     Singapore
Wei Ping              Republic Plaza            Controller
                      Singapore 048619

                                                 Principal
Name                     Business Address        Occupation         Citizenship
----                     ----------------        ----------         -----------

Controlling Persons
-------------------

Kwek Holdings Pte. Ltd.  16 Raffles Quay         Not                Not
                         #26-00 Hong Leong       Applicable         Applicable
                         Building
                         Singapore 048581

                       DIRECTORS AND EXECUTIVE OFFICERS
                           OF KWEK HOLDINGS PTE LTD


                                                Principal
Name                  Business Address          Occupation         Citizenship
----                  ----------------          ----------         -----------

Directors
---------

Kwek Leng Beng        9 Raffles Place #61-00    Company Director     Singapore
                      Republic Plaza
                      Singapore 048619

Kwek Geok Luan        c/o 9 Raffles Place       Company Director     Singapore
                      #61-00
                      Republic Plaza
                      Singapore 048619

Kwek Leng Joo         9 Raffles Place #36-00    Company Director     Singapore
                      Republic
                      Plaza
                      Singapore 048619

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director     Singapore
                      Hong Leong Building
                      Singapore 048581

Kwek Lay Har          16 Raffles Quay #26-00    Company Director     Singapore
                      Hong Leong Building
                      Singapore 048581

Executive Officers
------------------

Kwek Leng Joo         9 Raffles Place #36-00    Company Director/    Singapore
                      Republic Plaza            Managing
                      Singapore 048619          Director

Kwek Leng Peck        16 Raffles Quay #26-00    Company Director/    Singapore
                      Hong Leong Building       Managing
                      Singapore 048581          Director



                               INDEX OF EXHIBITS




                                                                                     Page Number in
    Exhibit                                                                          Sequentially Numbered
    Number                                     Title                                 Statement

      1.         Amended and Restated Shareholders Agreement dated as of                      *
                 November 9, 1994, among The Cathay Investment Fund, Limited, GS
                 Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong
                 Asia Ltd., Coomber Investments Limited, China Everbright
                 Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd. and
                 China Yuchai International Limited.

      2.         Subscription and Shareholders Agreement dated as of November 9,              *
                 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd.
                 and China Everbright Holdings Company Limited.

      3.         Letter Agreement dated December 9, 1994, among Coomber                       *
                 Investments Limited, Diesel Machinery (BVI) Limited, Hong Leong
                 Asia Ltd. and China Everbright Holdings Company Limited.

      4.         Letter Agreement dated January 1995, among China Everbright                  *
                 International Limited, Hong Leong Asia Ltd., China Everbright
                 Holdings Company Limited, The Cathay Investment Fund, Limited,
                 GS Capital Partners L.P., owners of the shares formerly held by
                 Sun Yuan Overseas (BVI) Ltd., China Yuchai International Limited
                 and Diesel Machinery (BVI) Limited.

      5.         Amended and Restated Registration Rights Agreement of China                  *
                 Yuchai International Limited dated as of November 9, 1994, among
                 The Cathay Investment Fund, Limited, GS Capital Partners L.P.,
                 HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber
                 Investments Limited, China Everbright Holdings Company Limited,
                 Diesel Machinery (BVI) Limited, owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd., China Yuchai International
                 Limited and Guangxi Yuchai Machinery Company Limited.

      6.         Lockup Agreement dated December 12, 1994, among Bear, Stearns &              *
                 Co. Inc., PaineWebber Incorporated, Bear, Stearns International
                 Limited, PaineWebber International (U.K.) Ltd. and Diesel
                 Machinery (BVI) Limited.


                                Page 27 of 43




                                                                                     Page Number in
    Exhibit                                                                          Sequentially Numbered
    Number                                     Title                                 Statement


      7.         Lockup Agreement dated December 12, 1994, among Bear, Stearns &              *
                 Co. Inc., PaineWebber Incorporated, Bear, Stearns International
                 Limited, PaineWebber International (U.K.) Ltd. and Hong Leong
                 Asia Ltd.

      8.         Instrument of Transfer dated November 21, 1997 between Flite                 *
                 Technology Industries Pte Ltd and Hong Leong Asia Ltd.

      9.         Instrument of Transfer dated November 21, 1997 between Hong                  *
                 Leong International (Hong Kong) Limited and Hong Leong Asia Ltd.

      10.        Instrument of Transfer dated November 21, 1997 between HL                    *
                 Technology Systems Pte Ltd and Hong Leong Asia Ltd.

      11.        Assignment and Deed of Adherence dated November 19, 1997 among               *
                 Hong Leong Asia Ltd., Flite Technology Industries Pte Ltd, Hong
                 Leong International (Hong Kong) Limited, HL Technology Systems
                 Pte Ltd and Hong Leong Corporation Limited.

      12.        Supplemental Subscription and Shareholders Agreement dated                   29
                 January 21, 2002 between China Everbright Holdings Company
                 Limited and Hong Leong Asia Ltd.

      13.        Second Supplemental Subscription and Shareholders Agreement,                 37
                 dated May 17, 2002 between China Everbright Holdings Company
                 Limited and Hong Leong Asia Ltd.


_____________
*  Previously filed.


                      DATED THIS 21st DAY OF JANUARY 2002





                                    BETWEEN




                   CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED





                                      AND





                             HONG LEONG ASIA LTD.






________________________________________________________________________________
             SUPPLEMENTAL SUBSCRIPTION AND SHAREHOLDERS AGREEMENT
________________________________________________________________________________

                               TABLE OF CONTENTS




     Index                                                              Page No.
     -----                                                              --------
       1         INTERPRETATION                                             3
                 AMENDMENTS TO THE SUBSCRIPTION AND
       2         SHAREHOLDERS AGREEMENT                                    3-4
       3         REPRESENTATIONS AND WARRANTIES                            4-5
       4         INCORPORATION                                              5
       5         EXPENSES AND STAMP DUTY                                    5
       6         CONFIRMATION                                               5
       7         GOVERNING LAW                                              5
                 SCHEDULE-CONDITIONS PRECEDENT                              7

THIS SUPPLEMENTAL SUBSCRIPTION AND SHAREHOLDERS AGREEMENT is made on 21st January 2002 BETWEEN CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED (Company Registration No: 124247) a company duly established and existing under the laws of Hong Kong having its registered office at 48/F Far East Finance Centre 16 Harcourt Road Hong Kong (hereinafter referred to as "EB Holdings") of the first part AND HONG LEONG ASIA LTD (Company Registration No. 196300306G) a company duly established and existing under the laws of Singapore having its registered office at 36 Robinson Road #04-01 City House Singapore 068877 (hereinafter referred to as "HLA") of the other part.

WHEREAS:

A This Supplemental Subscription and Shareholders Agreement (hereinafter referred to as the "Supplemental Agreement") is supplemental to the Subscription and Shareholders Agreement dated 9 November 1994 made between the Parties.

B EB Holdings has requested and HLA has agreed to amend the provisions governing the termination of the Subscription and Shareholders Agreement as spelt out in the Subscription and Shareholders Agreement.

C Pursuant to the aforesaid the Parties have agreed subject to the terms and conditions set out in this Supplemental Agreement and the consequential amendments to the Subscription and Shareholders Agreement to facilitate the understandings reached between the Parties in the manner and to the extent as hereinafter set forth.


NOW IT IS HEREBY AGREED AS FOLLOWS:

1.   Interpretation

     1.1 In this Supplemental Agreement except where the context otherwise requires: -

          "Effective Date" has the meaning ascribed to it in Clause 2 of this Supplemental Agreement.

     1.2 All terms and references used in this Supplemental Agreement and which are defined or construed in the Subscription and Shareholders Agreement but are not defined or construed in this Supplemental Agreement shall have the same meaning and construction in this Supplemental Agreement.

     1.3 The headings in this Supplemental Agreement are inserted for convenience only and shall be ignored in construing this Supplemental Agreement. Unless otherwise stated references to the "Clauses" and "Schedules" are to be construed as reference to the clauses of and the schedule to this Supplemental Agreement.

2.       AMENDMENTS TO THE SUBSCRIPTION AND SHAREHOLDERS AGREEMENT

     2.1 EB Holdings and HLA as Parties to this Supplemental Agreement agree that with effect from the date of this Supplemental Agreement (or such other date as may be agreed between EB Holdings and HLA (hereinafter referred to as the "Effective Date")) Article V Section
          5.01 shall be amended as follows:

               "Section 5.01 Termination. Either HLA or EB Holdings may at any time, upon thirty (30) days' prior written notice to the other party, elect to dissolve DML. If such notice shall have been given by HLA, then the Special Share shall be transferred to EB Holdings upon the dissolution of DML; and if such notice shall be given by EB Holdings, then the Special Share shall be transferred to HLA upon the dissolution of DML; and in either case DML's rights under the CYI Shareholders Agreement to designate two additional CYI directors and two additional Yuchai directors will upon dissolution be assigned to the Shareholder that does not receive the Special Share. The foregoing sets forth the Shareholders' agreement for purposes of Article 115 of DML's Memorandum and Articles of Association.".

          Provided that (i) on or before the Effective Date each of EB Holdings and HLA have received from the other (in the form and substance satisfactory to it) each of the documents specified in the Schedule to this Supplemental Agreement and (ii) on the Effective Date the Representations and Warranties in Clause 3 of this Supplemental Agreement are true and correct in all respects as of such date as if made on such date with respect to the facts and circumstances existing at each date.

     2.2 Each of EB Holdings and HLA hereby agree to take all necessary steps as soon as possible after the Effective Date to amend or to cause to be amended Article 115 of the Articles of Association of DML to reflect the amendment to Section 5.01 of the Subscription and Shareholders Agreement as set out in Clause 2.1 of this Agreement by deleting the words "six months" in Article 115 and replacing the same with the words "thirty (30) days".

3.        REPRESENTATIONS AND WARRANTIES

          Each of EB Holdings and HLA represents and warrants to and for the benefit of the other as a Party to this Supplemental Agreement that:
          -

          3.1 all actions conditions and things required to be taken fulfilled and done by or on behalf of EB Holdings and HLA as the case may be (including the obtaining of any necessary consents) in order (a) to enable it lawfully to enter into exercise its rights and perform and comply with its obligations under this Supplemental Agreement and (b) to make this Supplemental Agreement admissible in evidence in the courts of Hong Kong Special Administrative Region of the People's Republic of China Singapore and New York have been taken fulfilled and done;

          3.2 its entry into exercise of its rights and/or performance of or compliance with its obligations under this Supplemental Agreement do not and will not violate in any material respect
               (a) any law to which it is subject (b) its Articles of Association or (c) any agreement to which it is a party or which is binding on it or its assets;

          3.3 this Supplemental Agreement and the Subscription and Shareholders Agreement constitute its valid binding and enforceable obligations; and

          3.4 it is not in breach of any of its obligations under the Subscription and Shareholders Agreement.

4.       Incorporation

          4.1 The Subscription and Shareholders Agreement and this Supplemental Agreement shall be read and construed as one document and this Supplemental Agreement shall be considered as part of the Subscription and Shareholders Agreement and without prejudice to the generality of the foregoing where the context so allows references in the Subscription and Shareholders Agreement to "this Agreement "howsoever expressed shall be read and construed as references to the Subscription and

               Shareholders Agreement as amended modified or supplemented by this Supplemental Agreement.

          4.2 Except to the extent expressly amended by the provisions of this Supplemental Agreement the terms and conditions of the Subscription and Shareholders Agreement and all other instruments and agreements executed delivered or entered into thereunder or pursuant thereto are hereby confirmed and shall remain in full force and effect,

5.        EXPENSES AND STAMP DUTY

          Each of HLA and EB Holdings shall pay promptly and in any event before any penalty becomes payable any stamp goods and services value added documentary or similar duty or tax payable in connection with its entry into performance enforcement and admissibility in evidence of this Supplemental Agreement and shall indemnify the other against any liability with respect to or resulting from any delay in paying or omission to pay any such tax.

6.        CONFIRMATION

          Each of HLA and EB Holdings hereby irrevocably and unconditionally confirms that its obligations under the Subscription and Shareholders Agreement to which it is a party remains in full force and effect and is binding on it and shall continue in full force and effect and be binding on it notwithstanding the amendments to the Subscription and Shareholders Agreement in the manner provided in this Supplemental Agreement.

7.       GOVERNING LAW

         This Supplemental Agreement shall be governed by and construed in accordance with the laws of the State of New York and the Parties hereto irrevocably submit to the non-exclusive jurisdiction of the Hong Kong Singapore and New York Courts in relation to any proceedings arising out of or in connection with this Supplemental Agreement.

IN WITNESS WHEREOF this Supplemental Agreement has been entered into on the date hereinbefore first stated.

SIGNED by Mr. Wrixon Frank Gasteen      )
Passport No. L1485822                   )
for and on behalf of                    )
HONG LEONG ASIA LTD.                    )
in the presence of: -                   )


SIGNED by Mr. Yang Yongsheng            )
Passport No. P4907054                   )        for & on behalf of
for and on behalf of                    )
CHINA EVERBRIGHT HOLDINGS               )        CHINA EVERBRIGHT
                                                 HOLDINGS CO. LTD.
COMPANY LIMITED                         )
in the presence of:                     )
                                                 ----------------------
                                                  Autorized Signature

Name:  Chan YukYee
Add:   Rm 3703 Far East Finance
       Centre, HK

                                   SCHEDULE

                             CONDITIONS PRECEDENT


1. A copy certified true by an authorised officer of each of EB Holdings and HLA as being in full force and effect on the date thereof of : -

          (1)  all actions required to be taken by each of EB Holdings and HLA
               (a) authorising the entry into of this Supplemental Agreement and (b) authorising appropriate persons to execute and deliver this Supplemental Agreement on their respective behalves and to take any action contemplated in this Supplemental Agreement; and

          (2) all necessary consents required by each of EB Holdings and HLA for the execution delivery and performance of this Supplemental Agreement or if no such consents are necessary a certificate to that effect from a person duly authorised by each of EB Holdings and HLA so to certify.

2. Specimen signatures of the respective persons referred to in paragraph 1 above duly certified together with certificates of incumbency also duly certified in respect of each such person.

                       DATED THIS 17th DAY OF MAY, 2002



                                    BETWEEN


                   CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED

                                      and

                             HONG LEONG ASIA LTD.






                ***********************************************

                     SECOND SUPPLEMENTAL SUBSCRIPTION AND
                            SHAREHOLDERS AGREEMENT

                ***********************************************

                               TABLE OF CONTENTS



Index                                                                 Page No.
1 INTERPRETATION                                                      3
2 AMENDMENTS TO THE SUBSCRIPTION AND                                  3-4
     SHAREHOLDERS AGREEMENT
3 PRESENTATIONS AND WARRANTIES                                        4-5
4 INCORPORATION                                                       5
5 EXPENSES AND STAMP DUTY                                             5
6 CONFIRMATION                                                        6
7 GOVERNING LAW                                                       7
  SCHEDULE-- CONDITIONS PRECEDENT

THIS SECOND SUPPLEMENTAL SUBSCRIPTION AND SHAREHOLDERS AGREEMENT is made on 17th May, 2002 BETWEEN CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED (Company Registration No.:124247) a company duly established and existing under the laws of Hong Kong having its registered office at 48/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong (hereinafter referred to as "EB Holdings") of the first part and HONG LEONG ASIA LTD (Company Registration No.196300306G) a company duly established and existing under the laws of Singapore having its registered office at 36 Robinson Road #04-01 City House Singapore 068877 (hereinafter referred to as "HLA") of the other part.

WHEREAS:

(A) This Second Supplemental Subscription and Shareholders Agreement (hereinafter referred to as the "Supplemental Agreement") is supplemental to the Subscription and Shareholders Agreement dated 9th November, 1994 made between the Parties.

(B) EB Holdings has requested and HLA has agreed to amend the provisions governing the exercise by the Parties of its redemption right to redeem its Redeemable Stock under the Subscription and Shareholders Agreement.

(C) Pursuant to the aforesaid the Parties have agreed subject to the terms and conditions set out in this Supplemental Agreement and the consequential amendments to the Subscription and Shareholders Agreement to facilitate the understandings reached between the Parties in the manner and to the extent as hereinafter set forth.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.  INTERPRETATION

          1.1 In this Supplemental Agreement except where the context otherwise requires:

               "Effective Date" has the meaning ascribed to it in Clause 2 of this Supplemental Agreement.

          1.2 All terms and references used in this Supplemental Agreement and which are defined or construed in the Subscription and Shareholders Agreement but are not defined or construed in this Supplemental Agreement shall have the same meaning and construction in this Supplemental Agreement.

          1.3 The headings in this Supplemental Agreement are inserted for convenience only and shall be ignored in construing this Supplemental Agreement. Unless otherwise stated references to the "Clauses" and "Schedules" are to be construed as reference to the clauses of and the schedule to this Supplemental Agreement.

2.  AMENDMENTS TO THE SUBSCRIPTION AND SHAREHOLDERS AGREEMENT

          2.1 EB Holdings and HLA as Parties to this Supplemental Agreement agree that with effect from the date of this Supplemental Agreement (or such other date as may be agreed between EB Holdings and HLA (hereinafter referred to as the "Effective Date")) Article I
               Section 2.02(a) shall be amended as follows:

               "Section 2.02  Redemption of  Redeemable Stock

               (a) Each Shareholder shall have the right to direct DML to redeem any or all Redeemable Stock held by such Shareholder, subject to such Shareholder's obligations under any "lock-up" agreement between such Shareholder and the managing underwriters of the CYI IPO, by giving written notice (a "Redemption Notice") to DML and the other Shareholder, specifying the number of Redeemable Shares to be redeemed, and whether they are to be redeemed for CYI Shares or sales proceeds thereof, as provided below. DML shall redeem the Shares of Redeemable Stock set forth in the Redemption Notice within 10 business days (as defined below) after delivery of such notice; and DML shall, at the redeeming Shareholder's option, (i) exchange one CYI Share for each share of Redeemable Stock to be redeemed or (ii) sell one CYI Share for each share of Redeemable Stock to be redeemed and redeem such shares of Redeemable Stock at a price equal to the net sale proceeds of such CYI Shares. For the avoidance of doubt, each Shareholder shall not have the right to purchase shares of redeemable stock (in respect of which a Redemption Notice is given by a Shareholder hereunder) after a Redemption Notice has been given by the other Shareholder.

               Provided that (i) on or before the Effective Date each of EB Holdings and HLA have received from the other (in the form and substance satisfactory to it) each of the documents specified in the Schedule to this Supplemental Agreement and (ii) on the Effective Date the Representations and Warranties in Clause 3 of this Supplemental Agreement are true and correct in all respects as of such date as if made on such date with respect to the facts and circumstances existing at each date.

          2.2 Article 1, Section 2.02(c) of the Subscription and Shareholders Agreement is hereby deleted in its entirety.

          2.3 Each of EB Holdings and HLA hereby agree to take all necessary steps as soon as possible after the Effective Date to amend or to cause to be amended the Articles of Association of DML to reflect the amendments to the Subscription and Shareholders' Agreement abovementioned in Clause 2.1 and 2.2 herein, in particular (but without limitation) the following part in paragraph 5(2)(b) of the said Articles of Association of DML shall be deleted in its entirety:

                    "PROVIDED THAT if the Controlling Shareholder gives a notice of redemption and sells to the Majority Shareholder the Redeemable Shares in respect of which such notice is given, or if the Majority Shareholder gives a notice of redemption and sells to the Controlling Shareholder the Redeemable Shares in respect of


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                                                                             5

                    which such notice is given, then such notice of redemption shall be deemed null and void. Any Class A Redeemable Ordinary Shares purchased by holders of Class B Redeemable Ordinary Shares shall, upon completion of the purchase, be converted into and re-classified as Class B Redeemable Ordinary Shares and any Class B Redeemable Ordinary Shares purchased by holders of Class A Redeemable Ordinary Shares shall, upon completion of the purchase, be converted into and re-classified as Class A Redeemable Ordinary Shares."

3.   Representations and Warranties

     Each of EB Holdings and HLA represents and warrants to and for the benefit of the other as a Party to this Supplemental Agreement that:

     3.1 all actions conditions and things required to be taken fulfilled and done by or on behalf of EB Holdings and HLA as the case may be (including the obtaining of any necessary consents) in order (a) to enable it lawfully to enter into exercise its rights and perform and comply with its obligations under this Supplemental Agreement and
          (b) to make this Supplemental Agreement admissible in evidence in the courts of Hong Kong Special Administrative Region of the People's Republic of China Singapore and New York have been taken fulfilled and done;

     3.2 its entry into exercise of its rights and/or performance of or compliance with its obligations under this Supplemental Agreement do not and will not violate in any material respect (a) any law to which it is subject (b) its Articles of Association or (c) any agreement to which it is a party or which is binding on it or its assets;

     3.3 this Supplemental Agreement and the Subscription and Shareholders Agreement constitute its valid binding and enforceable obligations; and

     3.4 it is not in breach of any of its obligations under the Subscription and Shareholders Agreement.

4.   Incorporation

     4.1 The Subscription and Shareholders Agreement and this Supplemental Agreement shall be read and construed as one document and this Supplemental Agreement shall be considered as part of the Subscription and Shareholders Agreement and without prejudice to the generality of the foregoing where the context so allows references in the Subscription and Shareholders Agreement to "this Agreement" howsoever expressed shall be read and construed as references to the Subscription and Shareholders Agreement as amended modified or supplemented by this Supplemental Agreement.

     4.2 Except to the extent expressly amended by the provisions of this Supplemental Agreement the terms and conditions of the Subscription and Shareholders Agreement and all other instruments and agreements

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                                                                             6

          executed delivered or entered into thereunder or pursuant thereto are hereby confirmed and shall remain in full force and effect.

5.   Expenses and Stamp Duty

     Each of HLA and EB Holdings shall pay promptly and in any event before any penalty becomes payable any stamp goods and services value added documentary or similar duty or tax payable in connection with its entry into performance enforcement and admissibility in evidence of this Supplemental Agreement and shall indemnify the other against any liability with respect to or resulting from any delay in paying or omission to pay any such tax.

6.   Confirmation

     Each of HLA and EB Holdings hereby irrevocably and unconditionally confirms that its obligations under the Subscription and Shareholders Agreement and another Supplemental Subscription and Shareholders Agreement dated 21st January, 2002 to which it is a party remains in full force and effect and is binding on it and shall continue in full force and effect and be binding on it notwithstanding the amendments to the Subscription and Shareholders Agreement in the manner provided in this Supplemental Agreement.

7.   Governing Law

     This Supplemental Agreement shall be governed by and construed in accordance with the laws of the State of New York and the Parties hereto irrevocably submit to the non-exclusive jurisdiction of the Hong Kong Singapore and New York Courts in relation to any proceedings arising out of or in connection with Second Supplemental Agreement.

IN WITNESS WHEREOF this Supplemental Agreement has been entered into on the date hereinbefore first stated.

SIGNED by                                   )
Passport No.                                )
for and on behalf of                        )
HONG LEONG ASIA LTD                         )
in the presence of :                        )



SIGNED by                                   )
Passport No.                                )
for and on behalf of                        )
CHINA EVERBRIGHT HOLDINGS                   )
COMPANY LIMITED                             )
in the presence of:                         )

                                   SCHEDULE

                             CONDITIONS PRECEDENT

1. A copy certified true by an authorized officer of each of EB Holdings and HLA as being in full force and effect on the date thereof of:

     (1) all actions required to be taken by each of EB Holdings and HLA (a) authorizing the entry into of this Supplemental Agreement and (b) authorizing appropriate persons to execute and deliver this Supplemental Agreement on their respective behalves and to take any action contemplated in this Supplemental Agreement; and

     (2) all necessary consents required by each of EB Holdings and HLA for the execution delivery and performance of this Supplemental Agreement or if no such consents are necessary a certificate to that effect from a person duly authorized by each of EB Holdings and HLA so to certify.

2. Specimen signatures of the respective persons referred to in paragraph 1 above duly certified together with certificates of incumbency also duly certified in respect of each such person.